Filed By: Montana Acquisition Corporation
                                                 Commission File No. 333-46174
                                                          Pursuant to Rule 425
                                              Under the Securities Act of 1933
                                                       Pursuant to Rule 14a-12
                                     Under the Securities Exchange Act of 1934
                       Subject Company: Distribution Management Services, Inc.
                                                 Commission File No. 000-27539

                     Advice of Preliminary Business Combination Communication,
      Subject: DMS Reorganization; Montana's Subsidiary; DMS Pre-Merger Filing
                                              SEC Filing Date: August 30, 2010


            [REPRODUCTION OF TELECOPIER TRANSMISSION NOTIFICATION]

             [Telecopier Endorsement: Delivered to Leo Greenfield
                at 0432 Hours, Pacific Time, on August 29, 2010]

To:              Leo Greenfield             From:           Randolph S. Hudson

Telecopier No.:  (954) 922-0847             Telecopier No.: (702) 463-1436

Telephone No.:   (954) 554-2725             Telephone No.:  (702) 489-2825

Subject:         Montana's Merger with DMS; Total Pages:    4, including cover
                 DMS Reorganization;
                 Montana's Subsidiary;      cc:             Per Matrix
                 DMS Pre-Merger Filing

Leo,

Please refer to the attached facsimile of my letter to you in regard to the scheduled merger between our companies.

If you have any questions, or, if you would like to offer your comments, in regard, please contact me directly at the area code and telephone number first written above.

Thank you for your courtesy and for your timely review of this transmittal.

                             -------------------------

                   [Montana Acquisition Corporation's Letterhead]

Randolph S. Hudson
Chairman of the Board
(585) 495-6945

[Montana's Logo]                                MONTANA ACQUISITION CORPORATION

Post Office Box 202
Wyoming, New York  14591-0202


                                Advice of Delivery;
                 Facsimile Delivered by Telecopier to (954) 922-0847


                                  August 29, 2010



Leo Greenfield
Chairman of the Board
President
Chief Executive Officer
DISTRIBUTION MANAGEMENT SERVICES, INC.
Suite 5
2029 Taft Street
Hollywood, Florida  33020

         Subject:  DMS Reorganization; Montana's Subsidiary; DMS Pre-Merger
                   Filing

Dear Leo,

     As a follow-up to my letter to you dated August 27, may I thank you for tirelessly devoting your weekend in order to provide me with the due-diligence Montana required to prepare the final draft of the Plan of Reorganization and Merger Agreement (the "Reorganization Agreement"), for the purpose of effecting the merger scheduled between Montana Acquisition Corporation ("Montana") and Distribution Management Services, Inc. ("DMS"). I expect to be able to provide you with the original and a facsimile of that document not later than Wednesday, September 1, for the timely execution by DMS and delivery to Montana of that Reorganization Agreement during the coming week.

                                 Page 1 of 2 Pages


     To continue, there have been extensive discussions among Montana's Board of Directors, senior executive management, and its advisors in regard to Montana's subsidiary; namely, Zonal Holding Company, Federal Employer I. D. No. 20-3898856, SEC CIK 0001350106 ("Zonal").

     Prior to the discussions held between Montana and DMS, Montana's Board of Directors was uncertain as to its continuing contributions toward the development and its control of Zonal.

     Zonal is a Delaware corporation, which is authorized to issue 50,000,000 shares of common stock, $0.001 par value per share. As of this date, Zonal did issue 8,280,000 shares of its common stock to 332 shareholders; from February 11, 2008 to-date, Montana owns 7,452,000 shares. (Montana owns approximately 90% of Zonal.) Zonal became subject to U. S. Federal jursidiction on January 9, 2006, by virtue of reporting a transaction that was exempt from the registration requirements of the Securities Act of 1933, by applying for an exemption pursuant to the applicable provisions of Regulation D. Zonal is in the development stage and is engaged in the business of developing a product that currently is under an application patent-pending.

     Over-the-weekend, Montana's Board of Directors (being the same as Zonal's Board of Directors) voted to permit Zonal to remain as a consolidated subsidiary of Montana and not to be spun-off prior the scheduled merger. (Please be advised that all of the facts discussed with you herein must be reported to the SEC by Montana on Form 8-K.)

     Consequently, if we agree to permit Zonal to remain a subsidiary of Montana through DMS' reorganization and merger with Montana, then, and in such case, each of Montana's and DMS' shareholders will receive one share in Zonal for each share they own in DMS and Montana. This will be accomplished by us declaring a stock dividend for reporting and taxation purposes. (Zonal is qualified to be spun-off pursuant to SEC rules and regulations, as Montana has owned the control shares, in quorum, in Zonal for over two years.)

     Montana views this dividend as an added benefit to the merger consideration offered under our present agreement. While Zonal is not quoted on any electronic quotation system, nor are its shares listed on any national or regional exchange, Montana expects that Zonal's common stock will be quoted and/or listed within that period of time following the application process after its submission of an information statement to NASDAQ pursuant to Rule 15c-2-11, and following a submission by Zonal's principal market maker/broker on Form 211 to NASDAQ to request Zonal's stock to become quoted and traded on the OTC Markets or the Bulletin Board. (Please note that Montana and Zonal may not make any estimates as to any value of Zonal's securities, nor to the

                                 Page 2 of 3 Pages

accomplishment of any listing. Any such statements would violate U. S. Federal securities laws and would be a criminal offense.)

     Lastly, due to the volatility in DMS' stock trading on Friday, I must recommend that DMS file a report on Form 8-K indicating the risks associated with any investment in DMS' securities. While DMS has not been required any reports with the SEC since January 4, 2008, for the protection of DMS' and Montana's shareholders, I suggest you file this report.

     Should DMS need assistance in preparing this filing, please don't hesitate to contact me.

     In any other regard, please call me if you have any questions or comments in this matter.

                                               Very truly yours,

                                               MONTANA ACQUISITION CORPORATION

                                               /s/ Randolph S. Hudson

                                               Randolph S. Hudson
                                               Chairman of the Board
                                               President
                                               Chief Executive Officer

cc:  As required per matrix

                                 Page 3 of 3 Pages